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                              April 11, 2023

       Michael White
       Chief Financial Officer
       Piedmont Lithium Inc.
       32 North Main Street, Suite 100
       Belmont, North Carolina
       28012

                                                        Re: Piedmont Lithium
Inc.
                                                            Form 10-KT for the
Fiscal Year ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-38427

       Dear Michael White:

              We have reviewed your March 17, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 6, 2023 letter.

       Form 10-KT for the Fiscal Year ended December 31, 2021

       General

   1. We understand from your responses to prior comments that you will amend your annual report for the fiscal
year ended December 31, 2022 to address the concerns outlined in those comments, to
include filing an amendment to the more recent amendment to the technical report
summary. Please also make appropriate changes to disclosures regarding content of the study
that is referenced in the following comment in this letter and file the amendment in
conjunction with your response.
   2. We note that your response to prior comment one includes proposed changes regarding your references to
inferred resources in the Ewoyaa Lithium, Ghana, West Africa pre-
 Michael White
Piedmont Lithium Inc.
April 11, 2023
Page 2
         feasibility study. For example, we note that you intend to include a cautionary statement about the inclusion of inferred mineral resources in the production target, and that upon completion of a feasibility study in July 2023, you intend to update production targets to disclose estimates of mineral reserves.

         However, while the 2012 Edition of the JORC Code accommodates inclusion of inferred resources in a scoping study, this does not appear to be the case for either a pre-feasibility study or a preliminary feasibility study.

         Therefore, it appears that you should be either (i) referring to that report as a scoping study, rather than as a pre-feasibility study, notwithstanding the preparers characterization of the report; or (ii) excluding the inferred resources and associated economics when disclosing or referring to content of that report.

         If you have an alternative view, please address the following points based on the 2012
         Edition of The JORC Code:

                Clause 21 indicates that the confidence associated with estimates of inferred mineral resources is not sufficient to allow the results of technical and economic parameters to be used for detailed planning in pre-feasibility or feasibility studies.

                Clause 38 provides for limited cautionary language when inferred resources partially support a scoping study although does not provide similar accommodations in relation to a pre-feasibility or feasibility study.

       You may contact John Coleman, Mining Engineer, at (202) 551-3610, or Gus Rodriguez,
Staff Accountant, at (202) 551-3752 if you have questions regarding the comments. You may contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.



FirstName LastNameMichael White                                 Sincerely,
Comapany NamePiedmont Lithium Inc.
                                                                Division of
Corporation Finance
April 11, 2023 Page 2                                           Office of
Energy & Transportation
FirstName LastName